                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                     the Securities and Exchange Act of 1934

For the month of October, 2002

          API ELECTRONICS GROUP INC. (Formerly: Investorlinks.com Inc.)
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


            505 University Ave., Suite 1400, Toronto, Ontario M5G 1X3
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

            Form 20-F   X                  Form 40-F  ___
                       ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

               Yes:  ___                       No:   X
                                                    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          API ELECTRONICS GROUP INC.
                                          (Formerly Investorlinks.com Inc.)

Date: October 31, 2002                    By:  /s/ Jason DeZwirek
      ----------------                        ----------------------
                                          Jason DeZwirek, Chairman of the Board,
                                          Executive V.P., Secretary and Director

                                                   QUARTERLY AND YEAR END REPORT

                                       BC                FORM             51-901
[LOGO]   British Columbia Securities Commission
                                       (previously Form 61)
================================================================================

     Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

--------------------------------------------------------------------------------
ISSUER DETAILS                                                  DATE OF REPORT
                                              FOR QUARTER       YY    MM    DD
NAME OF ISSUER                                ENDED            2002   10    30
API ELECTRONICS GROUP INC.                    2002/08/31
--------------------------------------------------------------------------------
ISSUER ADDRESS
505 UNIVERSITY AVENUE, SUITE 1400
--------------------------------------------------------------------------------
CITY                    PROVINCE    POSTAL    ISSUER FAX NO.   ISSUER TELEPHONE
TORONTO                 ON          CODE       416-593-4658    NO.
                                    M5G 1X3                    416-593-6543
------------------------------------------------------------------ -------------
CONTACT NAME                        CONTACT POSITION           CONTACT TELEPHONE
JASON DEZWIREK                      CHAIRMAN                   NO.
                                                               416-593-6543
--------------------------------------------------------------------------------
CONTACT EMAIL ADDRESS               WEB SITE ADDRESS
jason@kaboose.com                   www.api-electronics.com
-----------------                   -----------------------
--------------------------------------------------------------------------------




















CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

--------------------------------------------------------------------------------
     DIRECTOR'S SIGNATURE     PRINT FULL NAME                    DATE SIGNED
(TM) "Jason DeZwirek"         JASON DEZWIREK                    YY    MM    DD
                                                               2002   10    30

--------------------------------------------------------------------------------
     DIRECTOR'S SIGNATURE     PRINT FULL NAME                    DATE SIGNED
(TM) "Phillip DeZwirek"       PHILLIP DEZWIREK                   YY    MM   DD
                                                                2002   10   30
--------------------------------------------------------------------------------

                                  SCHEDULE "A"

                              FINANCIAL INFORMATION

See attached unaudited consolidated financial statements of API Electronics Group Inc. (the "Company") for the three months ended August 31, 2002.

                        API Electronics Group Inc.
                        Consolidated Financial Statements
                        For the three months ended August 31, 2002
                        (Expressed in US Dollars)










  The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

================================================================================

                                                      API Electronics Group Inc.
                                                                  Balance Sheets
                                                       (Expressed in US Dollars)

                                                      August 31          May 31
                                                           2002            2002
--------------------------------------------------------------------------------
Assets

Current
  Cash                                              $ 2,264,999     $ 1,408,637
  Marketable securities                                  62,997               -
  Accounts receivable                                 1,064,426       1,073,058
  Inventories (Note 2)                                1,905,385       1,852,483
  Prepaid expenses                                       56,315          45,358
                                                    ---------------------------

                                                      5,354,122       4,379,536
Capital assets (Note 3)                               2,959,590       2,867,382
Goodwill (Note 4)                                       962,529         962,529
Intangible assets (Note 5)                              309,427         325,712
                                                    ---------------------------

                                                    $ 9,585,668     $ 8,535,159
===============================================================================

Liabilities and Shareholders' Equity

Current
  Bank indebtedness (Note 6)                        $   242,146     $   284,488
  Accounts payable                                      946,959         874,269
  Current portion of long-term debt (Note 7)          1,039,672       1,072,706
                                                    ---------------------------

                                                      2,228,777       2,231,463
Future income tax liability (Note 8)                    536,750         530,000
Long term debt (Note 7)                               1,278,597       1,299,125
                                                    ---------------------------

                                                      4,044,124       4,060,588
                                                    ---------------------------

Shareholders' equity
  Share capital (Note 10)                             5,817,007       4,642,007
  Paid in capital                                       770,790         770,790
  Cumulative foreign exchange translation               (16,178)              -
  Deficit                                            (1,030,075)       (938,226)
                                                    ---------------------------

                                                      5,541,544       4,474,571
                                                    ---------------------------

                                                    $ 9,585,668     $ 8,535,159
===============================================================================


On behalf of the Board:

(signed) Jason DeZwirek            Director
----------------------------------

(signed) Phillip DeZwirek          Director
----------------------------------



  The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

================================================================================

                                                      API Electronics Group Inc.
                               Consolidated Statements of Operations and Deficit
                                                       (Expressed in US Dollars)

For the three months ended August 31                       2002            2001
--------------------------------------------------------------------------------

Sales                                               $ 1,641,595     $   925,016

Cost of sales                                         1,215,288         596,487
                                                    ---------------------------

Gross profit                                            426,307         328,529
                                                    ---------------------------

Expenses
    Selling                                             139,629          75,873
    General and administrative                          361,051          89,956
                                                    ---------------------------

                                                        500,680         165,829
                                                    ---------------------------

Operating income (loss)                                 (74,373)        162,700

Other (income) expenses
    Other income                                        (13,507)        (56,921)
    Interest on long term debt                           30,983          11,530
                                                    ---------------------------

                                                         17,476         (45,391)
                                                    ---------------------------


Income (loss) before income taxes                       (91,849)        208,091

Income taxes (Note 8)                                         -               -
                                                    ---------------------------

Net income (loss) for the year                          (91,849)        208,091

Deficit, beginning of year                             (938,226)        (80,583)
                                                    ---------------------------

Deficit, end of year                                $(1,030,075)    $   127,508
===============================================================================
Earnings (loss) per share - basic (Note 13)         $    (0.006)    $      0.03
===============================================================================



  The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

================================================================================

                                                      API Electronics Group Inc.
                                                        Statements of Cash Flows
                                                       (Expressed in US Dollars)

For the three months ended August 31                               2002            2001
---------------------------------------------------------------------------------------
Cash was provided by (used in)

Operating activities
  Net income (loss) for the year                            $   (91,849)    $   208,091
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
      Amortization                                               92,519          37,534
      Changes in non-cash working capital
      balances (Note 11(a))                                     (45,534)       (154,759)
                                                            ---------------------------

                                                                (44,864)         90,866
                                                            ---------------------------
Investing activities
  Purchase of capital assets                                   (168,442)        (10,678)
                                                            ---------------------------

                                                               (213,306)         80,188
                                                            ---------------------------

Financing activities
  Increase in future income tax liability                         6,750               -
  Decrease in cumulative foreign exchange                       (16,178)              -
  Issue of share capital                                      1,175,000               -
  Bank indebtedness repayments                                  (42,342)        (53,051)
  Repayment of long term debt                                   (53,562)        (10,742)
  Increase in long term debt                                          -          51,999
                                                            ---------------------------

                                                              1,069,668         (11,794)
                                                            ---------------------------

Net increase in cash for the year                               856,362          68,394

Cash, beginning of year                                       1,408,637          41,073
                                                            ---------------------------

Cash, end of year                                           $ 2,264,999     $   109,467
=======================================================================================


  The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

================================================================================

                                                      API Electronics Group Inc.
                                      Summary of Significant Accounting Policies
                                                       (Expressed in US Dollars)

August 31, 2002 and 2001
--------------------------------------------------------------------------------

Nature of Business             API Electronics Group Inc.'s ("the Company")
                               business focus is the manufacture and design of high reliability semiconductor and microelectronics circuits for military, aerospace and commercial applications. Through recent acquisitions, the Company has expanded its manufacturing and design of electronic components to include filters, transformers, inductors, and custom power supplies for land and amphibious combat systems, mission critical information systems and technologies, shipbuilding and marine systems, and business aviation.

Business Acquisition and
Name Change                    On August 31, 2001, Investorlinks.com Inc. a
                               public company incorporated under the laws of the Province of Ontario, and API Electronics Inc.
                               ("API Electronics"), a private company
                               incorporated under the laws of the State of New
                               York, completed the business combination referred to in Note 1(a) to the financial statements.
                               Pursuant to Articles of Amendment dated September
                               10, 2001, the Company changed its name from Investorlinks.com Inc. to API Electronics Group
                               Inc. As stated in Note 1(a), the business combination has been accounted for as a reverse take-over of the Company by API Electronics.

                               On May 31, 2002 the Company completed the acquisition of all the outstanding common shares of Filtran Inc. ("Filtran USA"), a private company incorporated under the laws of the State of New York; Filtran Limited ("Filtran Canada"), a private company incorporated under the laws of Ontario; Canadian Dataplex Limited ("CDL"), a private company incorporated under the laws of Canada, Tactron Communications (Canada) Limited ("TCCL"), a private company incorporated under the laws of Ontario. Filtran USA, Filtran Canada, CDL, TCCL are known collectively as the "Filtran Group". The Filtran Group's business focus is similar to that of the Company. The business combination, which has been accounted for using the purchase method, is described in Note 1 (b) to the financial statements.

Principles of Consolidation    The consolidated financial statements include the
                               accounts of the Company (the legal parent), together with its wholly owned subsidiaries, API
                               Electronics and the Filtran Group.

Basis of Presentation          These consolidated financial statements have been
                               prepared in accordance with Canadian generally accepted accounting principles. All amounts are disclosed in US dollars unless otherwise indicated.

================================================================================

                                                      API Electronics Group Inc.
                                      Summary of Significant Accounting Policies
                                                       (Expressed in US Dollars)

August 31, 2002 and 2001
--------------------------------------------------------------------------------

Revenue Recognition     Revenue is recognized when risk and title passes to the
                        customer, which is generally upon shipment of the product. Revenues from contracts are recognized on the percentage of completion basis, measured by the percentage of contract costs incurred to date compared to estimated total contract costs for each contract.

Marketable Securities   Marketable securities are recorded at the lower of cost
                        and stated market price

Inventory               Raw materials are recorded at the lower of cost and net
                        realizable value. Finished goods and work in process are stated at the lower of cost, which includes material, labour and overhead, and net realizable value. Cost is generally determined on a first-in, first-out basis.

Capital Assets          Capital assets are recorded at cost less accumulated
                        amortization and are amortized using the straight-line basis over the following years:

                           Buildings                                    20 years
                           Computer equipment                            3 years
                           Computer software                             3 years
                           Furniture and fixtures                        5 years
                           Machinery and equipment    Ranging from 5 to 10 years
                           Website development                           3 years

Goodwill Effective January, 2002, the Canadian Institute of Chartered Accountants issued new accounting standards relating to accounting for goodwill and other intangible assets acquired in business combinations. Goodwill will no longer be required to be amortized, but is now subject to an annual test for impairment. Any impairment in the value of the goodwill is written off against earnings.

                        Prior to 2002, goodwill was amortized on a straight-line basis over 5 years.

Intangible Assets       Intangible assets which have a finite life are amortized
                        over their estimated useful lives.

                        The non-compete agreement is amortized using the straight-line basis over 5 years.

Income taxes            The Company accounts for income taxes under the asset
                        and liability method. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carryforwards. A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such tax assets will not be realized.

================================================================================
                                                      API Electronics Group Inc.
                                      Summary of Significant Accounting Policies
                                                       (Expressed in US Dollars)

August 31, 2002 and 2001
--------------------------------------------------------------------------------

Foreign Currency
  Translation           The consolidated financial statements are stated in
                        United States dollars, "the reporting currency". The transactions of the Company have been recorded during the period in Canadian dollars. The translation of Canadian dollars into United States dollars have been made at the year end exchange rate for monetary balance sheet items, the historical rate for non-monetary balance sheet items, and the average exchange rate for the year for revenues, expenses, gains and losses. The gains or losses on translation are included in net income (loss) for the year.

                        The Filtran Group is a self-sustaining group which is translated at current rates of exchange. All exchange gains and losses will be accumulated in the foreign exchange translation account on the balance sheet. The foreign exchange translation amount as at August 31, 2002 was $(16,178).

Accounting Estimates    The preparation of these consolidated financial
                        statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting periods.
                        By their nature, these estimates are subject to uncertainty and the effect on the consolidated financial statements of changes in such estimates in future periods could be material.

Advertising Costs       The Company's policy is to expense advertising costs as
                        incurred. Advertising expenses included in selling expenses is $1,803 (2001 - $1,250).

Stock-Based
Compensation Plans      The Company has a stock-based compensation plan which is
                        described in Note 8. No compensation expense is recognized for these plans when stock or stock options are issued to employees. Any consideration paid on the exercise of options or purchase of stock is credited to share capital.

================================================================================

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)

August 31, 2002 and 2001
--------------------------------------------------------------------------------

1.   (a)  Business Acquisition, Name Change and Share Consolidation

          On August 31, 2001, the Company acquired all of the 197 issued and outstanding shares of API Electronics for $2,600,000. The purchase price was satisfied by the issue of 6,500,000 units of the Company at $0.40 per unit. Each unit consists of one common share and 1/2 of one Series A common share purchase warrants exercisable at $0.45 per share expiring February 28, 2003 and 1/2 of one Series B common share purchased warrant exercisable at $ 0.75 expiring August 30, 2003. As a result of the transaction, the original shareholders of API Electronics owned 60% of the issued shares of the Company. The business acquisition resulted in a change in business focus and an introduction of new management for the Company. Accordingly, the Company has accounted for the acquisition as a reverse take-over by API Electronics. Application of reverse take-over accounting results in the following:

          i) API Electronics is deemed to be the acquirer for accounting purposes and its assets and liabilities are included in the consolidated balance sheet at their carrying values. The comparative figures are those of API Electronics.

          ii) The consolidated balance sheet combines the assets and liabilities of the Company as an acquisition under the purchase method of accounting for business combinations.

          The net assets of the Company acquired, at fair value, as at August 31, 2001 are as follows:

            Cash and cash equivalents                                     $ 1,213,248
            Marketable securities                                               1,848
            Other current assets                                              122,305
            Capital assets                                                      3,559
            Current liabilities                                              (132,815)
                                                                          -----------

            Net assets acquired                                             1,208,145
            Less:  Cost of acquisition                                        (34,872)
                                                                          -----------

            Consideration attributed to share capital of shares issued    $ 1,173,273
                                                                          ===========

          Pursuant to Articles of Amendment dated September 10, 2001, the Company changed its name from Investorlinks.com.Inc. to API Electronics Group Inc. and consolidated the issued and outstanding common shares on the basis of one common share for every three issued and outstanding common share of the Company.

     (b)  Business Acquisition

          On May 31, 2002, the Company acquired all of the issued and outstanding shares of the Filtran Group of companies for $2,996,547 (Cdn $4,100,000). The purchase price was satisfied through payment of cash in the amount of $1,042,277 and a promissory note given in the amount of $1,954,270 (Cdn $3,000,000). Also incurred were professional fees in connection with the acquisition in the amount of $327,065 giving a total acquisition cost of $3,323,612.

          The business combination was accounted for using the purchase method, whereby the fair market values of the net assets of the Filtran Group are reflected in the Company's balance sheet as at May 31, 2002.

================================================================================

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)

August 31, 2002 and 2001
--------------------------------------------------------------------------------

1.   (b)  Business Acquisition (continued)

          The net assets acquired at fair value, as at May 31, 2002 are as follows:

          Cash                                   $   101,623
          Current assets                           1,204,202
          Capital assets                           1,984,492
          Current liabilities                       (507,256)
          Long-term liabilities                     (217,690)
          Future income tax liabilities             (530,000)
                                                 -----------

          Fair value of tangible net assets        2,035,371
          Non-compete agreement                      325,712
          Goodwill                                   962,529
                                                 -----------

          Total cost of acquisition              $ 3,323,612
                                                 ===========

--------------------------------------------------------------------------------

2.   Inventories

                                                      August 31       May 31
                                                         2002          2002
                                                      -------------------------
     Inventory for the three months ended August
     31, 2002 was estimated based upon gross
     margin percentage
                                                      $ 1,905,385   $ 1,852,483
                                                      =========================

--------------------------------------------------------------------------------

3.   Capital Assets

                                                 August 31, 2002
                                    ----------------------------------------

                                          Cost    Accumulated            Net
                                                 Amortization     Book Value
     Land                           $  393,283       $      -     $  393,283
     Buildings                       1,921,175        179,876      1,741,299
     Computer equipment                 39,108          1,715         37,393
     Computer software                  50,567          4,496         46,071
     Furniture and fixtures             37,946          6,625         31,321
     Machinery and equipment         1,521,262        834,268        686,994
     Web site development costs         30,826          7,597         23,229
                                    ----------------------------------------

                                    $3,994,167     $1,034,577     $2,959,590
                                    ========================================

================================================================================

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                        (Expressed in US Dollar)

August 31, 2002 and 2001
--------------------------------------------------------------------------------

3.   Capital Assets (continued)

                                                   May 31, 2002
                                     ----------------------------------------
                                           Cost     Accumulated           Net
                                                   Amortization    Book Value

     Land                            $   394,12      $        -    $  394,127
     Buildings                        1,780,573         160,099     1,620,474
     Computer equipment                  38,063               -        38,063
     Computer software                   50,322               -        50,322
     Furniture and fixtures              40,252           6,751        33,501
     Machinery and equipment          1,511,764         806,557       705,207
     Web site development costs          30,826           5,138        25,688
                                     ----------------------------------------

                                     $3,845,927      $  978,545    $2,867,382
                                     ========================================

     Included in machinery and equipment is $133,362 (May 31, 2002 - $133,362) of property held under capital leases.
     Depreciation and amortization expense amounted to $92,519 (2001 - $37,534). Of this amount $36,799 (2001 - $30,027) was included in cost of sales.
--------------------------------------------------------------------------------

     4.  Goodwill

                                             August 31, 2002      May 31, 2002
                                             ---------------------------------

     Goodwill                                    $ 1,015,289       $ 1,015,289
     Less: Accumulated amortization                  (52,760)          (52,760)
                                                 -----------------------------

                                                 $   962,529       $   962,529
                                                 =============================
--------------------------------------------------------------------------------

     5.  Intangible Assets

                                             August 31, 2002      May 31, 2002
                                             ---------------------------------

     Non-compete agreement (Note 1 (b))          $   325,712       $   325,712
     Less: Accumulated amortization                  (16,285)                -
                                                 -----------------------------

                                                 $   309,427       $   325,712
                                                 =============================
--------------------------------------------------------------------------------

     6.  Bank Indebtedness

     The Company's bank indebtedness is secured by all of its assets pursuant to a general security agreement and in addition is guaranteed by two of its former major shareholders. The bank indebtedness is due on demand and bears interest at prime plus 1/2%.

     The Company's wholly owned subsidiary, Filtran Canada has a line of credit of Cdn $1,000,000 with the Bank of Nova Scotia. As at August 31, 2002, the Company has borrowed $Nil (May 31, 2002 - $42,343) against this line of credit. The line of credit bears interest at prime plus 1/2 percent and is secured by a special assignment of inventory, accounts receivable and unlimited guarantee from TCCL and a guarantee of Cdn $500,000 from CDL.

================================================================================

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)

August 31, 2002 and 2001
--------------------------------------------------------------------------------

7.   Long-term Debt

                                                                      2002          2001
                                                                ------------------------
     Promissory note payable to former shareholders of the
     Filtran Group, secured by a collatered mortgage on
     real property registered in Ontario and the issued and
     outstanding shares of the Filtran Group, repayable in
     two equal payment of Cdn $1,500,000 on May 31, 2003 and
     May 31, 2004 plus interest at 5% per annum                 $1,925,100    $1,954,270

     Bank term loans, secured by machinery and
     equipment, repayable in monthly instalments of $4,621
     plus interest at rates varying from 7.75% to 10%               80,756        95,145

     Loan payable, unsecured and non-interest bearing,
     repayable in monthly instalments of $1,000 (i)                 39,000        39,000

     Mortgage payable, secured by real estate, repayable
     in blended monthly instalments of $3,737 at interest
     rates of 6.75% and 8.75%                                      160,938       166,262

     Various equipment capital leases, with annual lease
     payments of $26,949 including interest at
     approximately 9%                                               97,623       102,089

     Due to shareholder, non-interest bearing with no
     specific terms of repayment                                    14,852        15,065
                                                                ------------------------

                                                                 2,318,269     2,371,831
     Less: Current portion                                       1,039,672     1,072,706
                                                                ------------------------

                                                                $1,278,597    $1,299,125
                                                                ========================

     (i) On March 16, 2001, the Company entered into a joint venture agreement with a Massachusetts Corporation for the use and sale of semi-conductor equipment. The agreement took effect on April 1, 2001. During the year, the venture partners agreed to mutually end the agreement. The Company returned equipment valued at $120,000 and the Company's indebtedness was reduced by the same amount. As at August 31, 2002 the Company's indebtedness amounted to $39,000.

     The long term debt repayable over the next five fiscal years is as follows:

     (Nine 9 months ended)      2003     $ 1,039,672
                                2004       1,103,332
                                2005          81,141
                                2006          66,346
                                2007          19,301

     Generally accepted accounting principles require disclosure of fair value of financial instruments. Fair value is the amount at which the instrument could be exchanged in a current transaction. Management has determined that there is no significant difference between the fair value and the carrying value of the long-term debt.

================================================================================

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)

August 31, 2002 and 2001
--------------------------------------------------------------------------------

8.   Income Taxes

     As at August 31, 2002 the significant components of future income tax assets consists of the following:

     Future income tax assets
       Loss carrying forwards                                        $ 368,000
       Capital assets                                                   33,000
                                                                     ---------

                                                                       401,000
                                                                     ---------
     Future income tax liabilities
       Capital assets                                                 (445,000)
       Non-compete agreement                                           (98,000)
                                                                     ---------

                                                                      (543,000)
                                                                     ---------
     Valuation allowance                                              (394,750)
                                                                     ---------

                                                                     $(536,750)
                                                                     =========


     As at May 31, 2002, the Company has non-capital losses of approximately $914,000 to apply against future taxable income. These losses will expire as follows: $114,000 in 2006 and $800,000 in 2009.

--------------------------------------------------------------------------------

9.   Convertible Promissory Note

     One June 1, 1999, the principal shareholder of API Electronics to whom the Company owed $1,128,394 forgave interest due to him on his outstanding principal loan balance for the year ended May 31, 2000.

     On September 20, 2000 API Electronics signed a demand promissory note with the principal shareholder in the amount of $1,265,492. Under the demand promissory note, interest does not accrue on the unpaid balance unless and until there is an event of default. The principal shareholder assigned the note to a third party payee.

================================================================================

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)

August 31, 2002 and 2001
--------------------------------------------------------------------------------

9.   Convertible Promissory Note (continued)

     On April 1, 2001 API Electronics exchanged the demand promissory note for a convertible note. Under the convertible note, the unpaid principal is due and payable April 1, 2006. Interest does not accrue on the unpaid balance unless and until there is an event of default. The outstanding principal, but not unpaid and accrued interest on this convertible note, if any, shall at the option of the payee, convert into that number of common stock that equal, after the issuance, 49% of the then outstanding shares of the share capital of API Electronics on the date specified by the Payee by notice to API Electronics. The principal amount on the convertible note is $1,265,492. A component of the note, amounting to $363,070 has been recorded as other paid in capital and represents the value attributable to the convertibility feature of the note. This resulted in a debt discount in the same amount which is amortized over the term of the note and the amortization is included in interest expense.

     On July 1, 2001 the note was converted into 49% of the outstanding common shares of API Electronics.

--------------------------------------------------------------------------------

10.  Share Capital

     (a)  Authorized

          Unlimited special shares
          Unlimited common shares

     (b)  Issued Common Shares

                                                                        Number of
                                                                           Shares     Consideration
                                                                       ----------------------------
          (i)   Pre-business combination for API Electronics
                Balance at June 1, 2000 and May 31, 2001                      100       $       100
                Issued upon the conversion of Note (Note 9)                    97           902,422
                                                                       ----------------------------

                Balance at August 31, 2001                                    197       $   902,522
                                                                       ============================

          (ii)  Pre-business combination for the Company
                Balance at April 30, 2001                              13,179,020       $ 2,985,416
                Share consolidation (Note 1(a))                        (8,786,048)                -
                                                                       ----------------------------

                Balance at August 31, 2001                              4,392,972       $ 2,985,416
                                                                       ============================

          (iii) Issued from date of reverse take-over
                Share capital is comprised of the number of issued
                and outstanding shares of the Company and the
                stated capital of API Electronics                       4,392,972       $   902,522

                Shares issued upon the reverse take-over (Note 1(a))    6,500,000         1,173,273
                Shares issued upon exercise of stock options              210,000           125,707
                Shares issued upon exercise of warrants                 3,200,842         1,920,505
                Shares issued upon exercise of broker warrants            500,000           250,000
                Shares issued as finders fee                              100,000           270,000
                Shares issued upon private placement                      500,000         1,175,000
                                                                       ----------------------------
                Balance at August 31, 2002                             15,403,814       $ 5,817,007
                                                                       ============================

================================================================================

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)

August 31, 2002 and 2001
--------------------------------------------------------------------------------

10.  Share Capital (continued)

     (c)  Warrants

          Common shares purchase warrants ("Warrants")

          As at August 31, 2002 the following Warrants are outstanding and exercisable:

                      Number     Share for      Exercise                 Expiry
                 Outstanding      Warrants         Price                   Date
                 ---------------------------------------------------------------
                     226,667       1 for 1         $9.00         August 8, 2002
                   1,649,579       1 for 1          0.45      February 28, 2003
                   1,649,579       1 for 1          0.75        August 30, 2003
                     500,000       1 for 1         $3.00          June 30, 2004

          The continuity of common share purchase warrants is as follows:

          Warrants outstanding, April 30, 2001                         226,667
          Issued - pursuant to advisory services                       250,000
                 - pursuant to business acquisition (Note 1a)
          - Series A                                                 3,250,000
          - Series B                                                 3,250,000
          - Series A - broker warrants                                 125,000
          - Series B - broker warrants                                 125,000
          - Private Placement                                          500,000

          Exercised
          - Re: Advisory services                                     (250,000)
          - Series A                                                (1,600,421)
          - Series B                                                (1,600,421)
          - Series A - broker warrants                                (125,000)
          - Series B - broker warrants                                (125,000)
                                                                    ----------

           Warrants outstanding, August 31, 2002                     4,025,825
                                                                    ==========

     (d)  Stock Options

          As at August 31, 2002 the following options are exercisable, except as indicated, and outstanding:

                                    Number        Exercise              Expiry
                 Issued to     Outstanding           Price                Date
                 -------------------------------------------------------------
                 Directors         150,000           $0.45     August 31, 2006
                 Directors         150,000            0.75     August 31, 2006
                 Directors          25,000 (i)        2.35       April 1, 2007

          (i)  5,000 vest July 2002 and 5,000 vest each year thereafter.

================================================================================

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)

August 31, 2002 and 2001
--------------------------------------------------------------------------------

10.  Share Capital (continued)

     (d) Stock Options (continued)

         The continuity of stock options is as follows:

                                                                                     Weighted
                                                                       Number of      Average
                                                                         Options        Price
                                                                      -----------------------
         Options outstanding, April 30, 2001                            123,667     $    7.08
           Cancelled                                                   (113,667)         7.65
           Granted - August, 2001                                       500,000          0.60
                   - April, 2002                                         25,000          2.35
           Exercised                                                   (210,000)         0.60
                                                                      -----------------------
         Options outstanding, August 31, 2002                           325,000     $    0.73
                                                                      =======================

--------------------------------------------------------------------------------

11.  Cash Flow Information

     (a) Changes in non-cash working capital are as follows:

                                                                           2002          2001
                                                                      -----------------------
         Accounts receivable                                          $   8,632     $(261,398)
         Marketable securities                                          (62,997)            -
         Inventory                                                      (52,902)       12,999
         Prepaid expenses                                               (10,957)        7,746
         Accounts payable                                                72,690        85,894
                                                                      -----------------------
                                                                      $ (45,534)    $(154,759)
                                                                      =======================


     (b) Supplemental Cash Flow Information


                                                                           2002          2001
                                                                      -----------------------
           Cash paid for interest                                     $  30,983     $  11,530

================================================================================

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)

August 31, 2002 and 2001
--------------------------------------------------------------------------------

12.  Related party Transactions

     (a) Included in consulting expenses are fees of $11,632 (2001 - $NIL) paid to an individual who is a director and officer of the Company.

     (b) On July 1, 2001 the convertible promissory note held by a principal shareholder of API Electronics was converted into common shares of API Electronics (Note 9)

     These related party transactions were in the normal course of operations and are recorded at the exchange amount agreed to by the related parties.

13.  Per Share Data

     The weighted average number of shares issued and outstanding for the three months ended August 31, 2002 was 15,304,913. The number of shares outstanding for the period from the beginning of the fiscal year to the date of the reverse takeover is deemed to be the number of shares issued by the legal parent to the shareholders of the legal subsidiary as described in note 1(a). For the period from the date of the reverse takeover to the end of the fiscal year, the actual weighted average of shares issued during the period is used.

     The effect of the exercise of outstanding options and warrants would be anti-dilutive.

     For comparative purposes, the August 31, 2001 weighted average number of shares is 6,500,000, the actual number of shares issued to the legal subsidiary in the reverse takeover described in note 1(a).

14.  Financial Instruments

     As at August 31, 2002 and May 31, 2002 there were no significant differences between the carrying amounts and the fair values of these instruments.

     It is management's opinion that the Company is not exposed to significant interest rate, currency, or credit risk.

                                                      API Electronics Group Inc.
                                      Notes to Consolidated Financial Statements
                                                       (Expressed in US Dollars)

August 31, 2002 and 2001
--------------------------------------------------------------------------------


15.  Commitments and Contingencies

     (a) Rent

         The following is a schedule by years of approximate future minimum rental payments under operating leases that have remaining non-cancelable lease terms in excess of one year as of May 31, 2002.

          (Nine months ended)   2003    $ 23,117
                                2004      22,243
                                2005       9,889

     (b) 401(k) Plan

         During 1998, the Company adopted a 401(k) deferred compensation arrangement. Under the provision of the plan, the Company is required to match 50% of employee contributions up to a maximum of 3% of the employee's eligible compensation. Employees may contribute up to a maximum of 15% of eligible compensation. The Company may also make discretionary contributions up to a total of 15% of eligible compensation. During the three months ended August 31, 2002, $6,301 (2001 - $13,155) has been charged to general and administrative expenses.

--------------------------------------------------------------------------------

16.  Comparative Figures

     Comparative figures have been reclassified to conform with the current period presentation.

                                  SCHEDULE "B"

See attached unaudited consolidated financial statements of the Company for the three months ended August 31, 2002.

                                  SCHEDULE "C"

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations - Three months ended August 31, 2002 compared to August 31, 2001

Summary
API Electronics Group Inc. ("API" or "Company") is a leading manufacturer of electronic components and microelectronic circuits with precisely defined functional capabilities for advanced military, industrial, commercial, automotive and medical applications. The Company is a leading supplier of defence electronic components to the U.S. Department of Defence and its subcontractors as well as having a strong commercial user base.
API's business strategy has been to strengthen its leadership position for its components through continued emphasis on technological advances, operational efficiencies, cost reductions, competitiveness and acquisitions. To this end, on May 31, 2002, API acquired all the outstanding shares of the privately-held "Filtran Group" (Filtran Inc. of Ogdensburg, New York; Filtran Limited, Canadian Dataplex Limited and Tactron Communications (Canada) Limited all of Nepean, Ontario, Canada). Filtran Group is a leading global supplier of superior quality electronic components to major producers of communications equipment, military hardware, computer peripherals, process control equipment and instrumentation. In business since 1969, Filtran Group is ISO 9001 registered and offers off-the-shelf and custom designed products and regularly ships components to clients in more than 34 countries. The acquisition broadens API's product offerings for current and potential customers as well as providing synergies in the areas of engineering and technological capabilities.

Sales Revenue
The Company continued to record strong sales growth during the three months ended August 31, 2002. Revenues increased by 77.5% to $1,641,595 from $925,016 for the three months ended August 31, 2001. The growth during the period was attributed to the Filtran Group's sales revenue in the amount of $910,061 reflected in API's operations for the first time.

Cost of Goods Sold and Gross Margin
The cost of goods sold was 74.0% of sales in 2002 compared to 64.5% of sales in 2001. Accordingly, the gross margin for 2002 period decreased to 26.0% from the 35.5% gross margin in the 2001 period. The decrease in the gross margin is attributed mainly to increased competitive pricing in the market.
Overall, the 74% cost of sales ratio is comparable to the fiscal 2002 cost of sales of 77.7% and the fiscal 2001 figure of 72.8%.

Selling Expenses
Selling expenses increased from $75,873 for the three months ended August 31, 2001 to $139,629 for the three months ended August 31, 2002. As a percentage of sales the 2002 selling expenses came in at 8.5% and is in line with the 8.2% posted for 2001. The 84% increase in selling expenses is consistent with the 77.5% increase in sales revenue.

General and Administrative Expenses
General and administrative expenses increased substantially from $89,956 for the 2001 year to $361,051 incurred during the 2002 year.
Several components of general and administrative expenses saw increases as a direct result of API's new status as a public company. Investor relations of $35,739 (2001 - $NIL), professional fees of $50,408 (2001 - $5,805), public relations of $3,034 (2001 - $NIL), transfer agent fees of $2,384 (2001 - $NIL) all increased substantially and were attributable to increased costs that are inherent with public company compliance. In addition, the August 31, 2001 reverse take-over transaction and the May 31, 2002 acquisition of the Filtran Group (note 1a and 1b respectively in the notes to the consolidated financial statements) resulted in increased general and administrative expenses for API. Several components saw increases as follows: Office salaries - $88,446 (2001 - $15,795), consulting - $23,967 (2001
- $4,431), rent - $9,664 (2001 - $NIL), telephone - $11,527 (2001 - $7,389).
Management continues to emphasize efficiencies and control of overheads.

Other Income and Expense
Other income decreased substantially from $56,921 for the year ended August 31, 2001 to $13,507 for the year ended May 31, 2002. Other expense relates to interest on long-term debt and the Company saw a substantial increase from $11,530 in 2001 to $30,983 in 2002. The increase is attributed to the addition of debt in the form of a promissory note issued in connection with the Filtran Group acquisition.

Net Income / Loss
The Company incurred a net loss for the three months ended August 31, 2002 year of $91,849 compared to a net income of $208,091 for the 2001 period.

Liquidity and Capital Resources
Summary
At August 31, 2002, the Company had cash reserves of $2,264,999 compared to $1,408,637 as at May 31, 2002.
At August 31, 2002 working capital, the excess of current assets over current liabilities totalled $3,125,345 compared to $2,148,073 at May 31, 2002. The current ratio at August 31, 2002 was 2.4:1 compared to 2.0:1 at May 31, 2002. The quick ratio (which excludes inventory and prepaid expenses from current assets) is 1.3:1 at August 31, 2002 compared with 1.1:1 as at May 31, 2002. The increase in the current and quick ratio is attributed primarily to the increased sales level and cash received from a private placement.
Inventory rose 3% from $1,852,483 as at May 31, 2002 to $1,905,385 as at August 31, 2002. Accounts payable rose 8% from $874,269 at May 31, 2002 to $946,949 as at August 31, 2002. Long-term debt (current and long-term portion) decreased from $2,371,831 at May 31, 2002 to $2,318,269 at August 31, 2002.
The debt to equity ratio was 0.42 as at August 31. 2002 compared to 0.53 as at May 31. 2002.

Cash Flow
Cash generated (used) in operating activities decreased from $90,866 for the three months ended August 31, 2001 to $(44,864) for three months ended August 31, 2002. This increase is attributed primarily to the 2002 loss of $91,849. The major source of cash in 2002 was provided by the issue of 500,000 units of share capital that provided $1,175,000 in cash.
The major use of cash during 2002 was the purchase of capital assets in the amount of $168,442 and the repayments of bank indebtedness ($42,342) and long-term debt repayments of ($53,562).

Risks
The Company is exposed to a variety of risks in its operations. These include operational, currency, foreign operations, credit, and interest rate. Steps have been taken in all areas to mitigate these risks.